Mail Stop 6010
Via Facsimile and U.S. Mail

August 28, 2007

Mr. James Hayward
Chief Executive Officer
Applied DNA Sciences, Inc.
25 Health Sciences Drive, Suite 113
Stony Brook, NY 10532

> **Re: Applied DNA Sciences, Inc.**
> **Amendment No. 8 to Registration Statement on Form SB-2**
> **Filed November 13, 2006**
> **File No. 333-122848**

Dear Mr. Hayward:

We have reviewed your filings and most recent response letter furnished via EDGAR on July 5, 2007 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 8 to Registration Statement on Form SB-2

General

1.   Prior to requesting acceleration for effectiveness, please refer to Item 310(g) of Regulation S-B and amend your registration statement on Form SB-2 to provide updated audited financial statements for the years ended September 30, 2006 and 2005, as well as

unaudited interim financial statements and related information for the period ended June 30, 2007.

Notes to Condensed Consolidated Financial Information

Note I – Restatement of Quarterly Financial Statements, page F-45

1. We acknowledge your proposed revisions in response to comment 2 as well as the supplemental tabular restatement information that you have presented for the three and nine months ended June 30, 2006 and for the period from inception through June 30, 2006. Please provide us with the clarifying information that follows and revise the disclosure in your filing accordingly.

   - It remains unclear based on the information provided how you calculated the $5,838,514 adjustment to selling, general and administrative expense. Per page 29 of your May 1, 2007 response letter, it appears that the selling, general and administrative adjustment is $8,051,565, not $6,402,264. Please clarify for us how you derived the $5,838,514.

   - Similarly, please clarify how you determined the $4,117,500 portion of the September 30, 2005 restatement adjustment to interest expense in deriving the $10,058,055 adjustment for the cumulative period ended June 30, 2006. In addition, your discussion in your response to comment 7d on page 34 states that the $4,117,500 was charged to consulting fees, not interest expense.

Note J- Restatement of June 30, 2005 Quarterly Financial Statements, page F-48

2. We acknowledge your response to comment 4 and reissue our comment. Please confirm that you will timely amend your June 30, 2007 Form 10-QSB to reflect the revised restatement information that you ultimately present in your Form SB-2 at the conclusion of our related comment process.

Notes to (Audited) Consolidated Financial Statements (Restated)

Note M – Restatement of Financial Statements, page F-91

3. Please confirm that you will timely amend your September 30, 2006 Form 10-KSB to reflect the revised restatement information that you ultimately present in your Form SB-2 at the conclusion of our related comment process.

* * * * *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Amy Bruckner, Senior Staff Accountant, at (202) 551-3657 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug, Senior Staff Attorney, at (202) 551-3682 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Joe Daniels, Esq.
        Fulbright & Jaworski LLP
        666 Fifth Avenue, 31st Floor
        New York, NY 10103-3198